Exhibit 99.(a)(5)

Press Release

        Majority Shareholder of Instrumentation Laboratory S.p.A Announces Going Private Tender Offer of U.S.$0.98 Per American Depositary Share

        Barcelona, Spain, February 10, 2006—Izasa Distribuciones Técnicas S.A. ("Izasa") announced today that it has commenced a tender offer to purchase any and all of the outstanding American depositary shares ("ADSs"), each representing one ordinary share, par value €0.33 per share, of Instrumentation Laboratory S.p.A. (the "Company"). Izasa is offering a purchase price per ADS of U.S.$0.98, the same price it paid Bio-Rad Laboratories, Inc. in connection with its purchase of 12,250,507 ADSs from that company in October 2005. The tender offer is expected to remain open until March 15, 2006, unless extended. Completion of the tender offer is conditional upon, among other things, a reduction in the number of record holders of ADS sufficient to permit the Company to "go private."

        On February 10, 2006, Izasa and the Company entered into a letter agreement (the "Letter Agreement") with The Bank of New York, the depositary for the ADS. Pursuant to the Letter Agreement, the parties agreed to terminate the deposit agreement for the ADSs, and to shorten from one year to 90 days the period that has to lapse following the termination of the deposit agreement before the depositary may sell the ordinary shares of the Company that are deposited with it. In addition, the depositary agreed to offer to sell to Izasa any shares that remain deposited after such period for U.S.$0.98 per share, unless a higher offer is made by a third party. Izasa currently intends to accept the offer when such offer is extended to it.

        Izasa and its affiliates currently own approximately 99.7% of the Company's outstanding shares (consisting of ADSs and ordinary shares not represented by ADSs). As of February 10, 2006, there are 965,426 ADSs outstanding. Upon completion of the tender offer and the closing of the transaction contemplated by the Letter Agreement, Izasa hopes to beneficially own all of the Company's outstanding shares.

        The tender offer is being made pursuant to definitive tender offer materials, which have been filed with the U.S. Securities and Exchange Commission and are being mailed to record holders of the Company's ADSs. The tender offer materials are also being furnished to brokers, banks and similar persons whose names appear or whose nominees appear on the list of holders. In the event any holder of ADSs does not receive any tender offer materials or has any questions about the tender offer, he or she should contact The Bank of New York at (800) 507-9357.

        None of Izasa, the Company, any of their directors or officers, make any recommendation to any shareholder as to whether to tender or refrain from tendering all or any of the ADSs. Each shareholder must individually decide whether to tender ADSs, and, if so, how many ADSs to tender.

        The Company is a worldwide developer, manufacturer and distributor of critical care and hemostasis in vitro diagnostics instruments and related reagents, controls, other consumables and services for use primarily in hospital laboratories and hospital point-of-care locations.

        Izasa is a private Spanish company.

        CONTACT: José Luis Martín, Chief Financial Officer of Izasa Distribuciones Técnicas S.A. Telephone: +34-93-401-0108.